Exhibit 99.8

PRESS RELEASE

Convening of the Annual Shareholders’ Meeting
of May 26, 2023

Paris, March 16, 2023 – The Board of Directors of TotalEnergies SE, met on March 15, 2023 under the chairmanship of Patrick Pouyanné, Chairman and Chief Executive Officer. It has decided to convene the Ordinary and Extraordinary Shareholders’ Meeting of the Company on Friday, May 26, 2023. The Notice of Meeting will be published soon in France's BALO (Bulletin des Annonces Légales et Obligatoires) and will be available on the Company's website. The Board of Directors also approved the documents that will be submitted to shareholders at the Annual Meeting, including the Management Report.

Company Governance

On the proposal of the Governance and Ethics Committee, the Board of Directors decided to propose to the Shareholders’ Meeting the renewal for a period of three years of the directorships of Mrs. Marie-Christine Coisne-Roquette and M. Mark Cutifani whose terms of office will expire at the end of the Shareholders’ Meeting.

In light of her seniority on the Board of Directors, Marie-Christine Coisne-Roquette will no longer be considered an Independent Director under the AFEP-MEDEF Code. Consequently, she will no longer be able to serve as Lead Independent Director. The Board of Directors has appointed M. Jacques Aschenbroich to succeed her as Lead Independent Director with effect from the end of the Shareholders’ Meeting.

The Board of Directors has decided to propose to the Shareholders’ Meeting the appointment of two new Independent Directors – M. Dierk Paskert and Mrs. Anelise Lara – to serve for a three-year term.

In order to support the Company's transformation, the Board wished to welcome an additional Director with experience in electricity and renewables, and proposes the appointment as director of M. Dierk Paskert, a German national who until end-2022 was CEO of Encavis AG, a listed company involved in producing renewable electricity. M. Paskert has also held several positions at E.ON, a major German utility. M. Paskert has extensive experience in electricity and renewables that will be useful to support the Board of Directors as regards the Company's transformation.

Mrs. Anelise Lara, a Brazilian national, has extensive experience in Oil & Gas and in Gas & Power that will be a useful addition to the Board's existing range of expertise. In addition, her knowledge of Brazil is also valuable given the amount of capital committed by the Company in this country both in terms of hydrocarbons and renewable energies. She is also committed to diversity by helping young women to progress in their careers.

The Board of Directors also decided not to propose the renewal of the terms of office of Mrs. Patricia Barbizet and M. Jérôme Contamine. The Board of Directors thanks Mrs. Patricia Barbizet, former Lead Independent Director, for her exceptional contribution to the work of the Board and its Committees over the past 15 years. The Board also thanks M. Jérôme Contamine and acknowledges his contribution, particularly to the Audit Committee, of high-level financial expertise and experience in the Oil & Gas industry.

At the end of the Shareholder’s Meeting of May 26, 2023, if the proposed resolutions are approved, the Board of Directors will be composed of 14 members representing seven nationalities (versus five previously). The proportion of Independent Directors as defined by the AFEP-MEDEF code will stand at 82%, in line with best standards. The proportion of women and men will be 45% and 55% respectively.

The Board of Directors will also submit to the Shareholder’s Meeting for approval resolutions on the compensation of corporate officers, in particular that of its Chairman and Chief Executive Officer, whose compensation and performance share award for 2023 are proposed to be 10% higher than for 2022, equivalent to the average increase received by managers in the common social framework (“Socle social commun”) in France, resolutions on employee share ownership plans and performance share plans, a resolution proposing to suppress double voting rights as well as resolutions required for the exceptional distribution in kind of the subsidiary TotalEnergies EP Canada shares.

Energy transition of the Company toward carbon neutrality

In the context of the resolution approved by shareholders in May 2022 concerning TotalEnergies' ambition for sustainable development and an energy transition towards carbon neutrality, the Board of Directors committed to report to shareholders on the progress made in implementing this ambition. To this end, the Board of Directors approved the Company's Sustainability & Climate - Progress Report 2023, which will be presented on March 21, 2023 and submitted to an advisory vote at the Shareholders’ Meeting on May 26, 2023. This report set out the implementation of the strategy and the progress made in 2022 with regard to the 2030 objectives. It expands the Company's sustainability and climate ambition, notably by specifying - as the Company had committed to do - 2025 and 2030 targets for the main Climate indicators and by making some of them more ambitious.

In addition, to support the achievement of these objectives, the Board of Directors has proposed that the objective of reducing methane emissions from operated facilities, be included among the criteria for awarding performance shares to the Chairman and Chief Executive Officer and to all of the Company's executives. Since COP26 in Glasgow, methane emissions have been a priority for action by the signatory countries of the Paris Agreement, and the Company, whose energy growth strategy is based in particular on liquefied natural gas, has proposed an ambitious plan to reduce its operated methane emissions by 50% by 2025 compared with 2020 and by 80% by 2030, with a view to aiming for zero methane emissions.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).